

Report of Independent Accountants

To the Board of Directors and Management of Truist Securities, Inc. (formerly SunTrust Robinson Humphrey, Inc.)

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Truist Securities, Inc. (formerly SunTrust Robinson Humphrey, Inc.) and the Securities Investor Protection Corporation ("SIPC") (collectively, the "specified parties") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Truist Securities, Inc. for the year ended December 31, 2020, solely to assist the specified parties in evaluating Truist Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for Truist Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures performed and results thereof are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2G of Form SIPC-7 with the respective cash disbursement records entries, as follows:

    a. Payment in the amount of $496,027 was compared to wire number 20200728-00014541 dated July 28, 2020, obtained from management, noting no differences.

    b. Payment in the amount of $641,007 was compared to wire number 202102223-00062433 dated February 23, 2021, obtained from management, noting no differences.

2. Compared the Total Revenue amount of $789,215 (in thousands) reported on page 3 of the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 to the Total revenue amount of $789,214,382 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2020, noting a $1 (in thousands) difference due to rounding.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared deductions on page 2, item 2c (3), commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions, of $1,833,925 to the sum of the monthly clearing statement's clearing expenses, obtained from management, noting no differences

    b. Compared deductions on page 2, item 2c (9), (i) total interest and dividend expense (FOCUS Line 22/Part IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income of $29,357,522 to the Total Interest amount of $29,358

PricewaterhouseCoopers LLP, 1075 Peachtree Street Suite 2600 Atlanta GA 30309
T: 678-419-1000, F: 678-419-1239, www.pwc.com

(in thousands) reported on page 3 of the audited Form X-17A-5 for the year ended December 31, 2020, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0015 on page 2, line 2e of $758,022,935 and $1,137,034, respectively of the Form SIPC-7, noting no differences.

   b. Recalculated the mathematical accuracy of the commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions on page 2, line 2c (3) of $1,833,925, noting no differences.

   c. Recalculated the mathematical accuracy of the (i) total interest and dividend expense (FOCUS Line 22/Part IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income on page 2, line 2c (9) of $29,357,522, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Board of Directors and Management of Truist Securities, Inc. and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Atlanta, Georgia
February 24, 2021

2